EXHIBIT 12.1

TEXTRON MANUFACTURING

COMPUTATION OF RATIO OF INCOME TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(unaudited)

(In millions except ratio)

Three Months Ended March 31, 2001
Fixed charges:
Interest expense	$ 47
Distributions on preferred securities of manufacturing subsidiary trust, net of income taxes	6
Estimated interest portion of rents	8
Total fixed charges	$ 61

Income:
Income before income taxes and distributions on preferred securities of subsidiary trusts	$ 185
Eliminate equity in undistributed pre-tax income of Textron Finance	(32)
Fixed charges *	55
Adjusted income	$ 208

Ratio of income to fixed charges	3.41

*Adjusted to exclude distributions on preferred securities of manufacturing subsidiary trust, net of income taxes.